INTERIM INVESTORS AGREEMENT

         This Interim Investors Agreement is made as of June 1, 2007 (this "AGREEMENT") by and among Hidary Group Acquisitions, LLC, a Delaware limited liability company ("PARENT"), and the other parties appearing on the signature pages hereto (the "INVESTORS").

                                    RECITALS

         1. On the date hereof, Parent, Hidary Group Acquisitions, Inc., a Delaware corporation ("MERGER SUB") and Everlast Worldwide, Inc., a Delaware corporation (the "COMPANY") have executed an Agreement and Plan of Merger (the "MERGER AGREEMENT") pursuant to which Merger Sub will be merged with and into the Company (the "MERGER").

         2. Each of the Investors has, on or after the date hereof, executed a letter agreement in favor of Parent in which each such Investor has agreed, subject to the terms and conditions set forth therein, to make a cash equity or rollover equity investment in Parent at the Closing (as hereinafter defined) (each, an "EQUITY COMMITMENT LETTER").

         3. Each of the Investors has, on or after the date hereof, executed a limited guarantee in favor of the Company (each, a "GUARANTEE").

         4. The Investors and Parent wish to agree to certain terms and conditions that will govern the actions of Parent and the relationship among the Investors with respect to the Merger Agreement and the Equity Commitment Letter in connection with the Merger Agreement, and the transactions contemplated by each.

                                    AGREEMENT

         Therefore, the parties hereto hereby agree as follows:

1.       EFFECTIVENESS; DEFINITIONS.

         1.1 EFFECTIVENESS. This Agreement shall become effective on the date hereof and shall terminate (except with respect to SECTIONS 1.1, 1.2, 2.6, 2.8, the proviso of SECTION 2.9(B), SECTIONS 3 and 4 (other than SECTION 4.9)) upon the earliest of (i) the closing of the Merger under the Merger Agreement (the "CLOSING") and (ii) the termination of the Merger Agreement in accordance with its terms; PROVIDED, THAT any liability for failure to comply with the terms of this Agreement shall survive such termination.

         1.2 DEFINITIONS. Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement.

2.       AGREEMENTS AMONG THE INVESTORS.

         2.1 AUTHORITY OF PARENT. Hidary may cause Parent to take any action, subject to compliance with this Agreement, permitted under this Agreement, and, except as otherwise set forth herein, Parent shall take only those actions approved by Hidary.

         2.2 ACTIONS UNDER THE MERGER AGREEMENT. Hidary may cause Parent to take any action or refrain from taking any action in order for Parent to comply with its obligations, satisfy its closing conditions or exercise its rights under the Merger Agreement, including determining that the conditions to closing specified in SECTIONS 8.01 and 8.03 of the Merger Agreement (the "CLOSING CONDITIONS") have been satisfied, waiving compliance with any agreements and conditions contained in the Merger Agreement, including any Closing Condition, amending or modifying the Merger Agreement and determining to close the Merger; PROVIDED, HOWEVER, that Hidary may not cause Parent to amend the Merger Agreement in a way that has an effect on any Investor that is different from the effect on the other Investors in a manner that is materially adverse to such Investor without such Investor's consent. Parent shall not, and the Investors shall not permit Parent to, determine that the Closing Conditions have been satisfied, waive compliance with any agreements and conditions contained in the Merger Agreement, including any Closing Condition, amend or modify the Merger Agreement or determine to close the Merger, or take any other action with respect to the Merger Agreement unless such action has been approved by Hidary. If the Closing Conditions are satisfied or validly waived (subject to the approval requirements in this SECTION 2.2), Parent, by action of Hidary, may, in its discretion, terminate the participation in the transaction of any Investor that does not fund its Commitment or that asserts in writing its unwillingness to fund its Commitment; PROVIDED, THAT such termination shall not affect Parent's rights against such Investor under such Investor's Equity Commitment Letter with respect to such failure to fund, which rights shall be as provided in SECTIONS 2.5, 4.3 and 4.4.

         2.3 DEBT FINANCING. Hidary shall seek to cause Parent to negotiate, enter into and borrow under definitive agreements relating to debt financing to be provided at the Closing on the terms set forth in the debt commitment letters attached as EXHIBIT A (the "DEBT COMMITMENT LETTERS") and/or on such additional or modified terms as Hidary shall approve.

         2.4 INVESTORS AGREEMENT. Each Investor agrees to enter into, concurrently with the Closing, one or more definitive agreements with respect to such matters and on the terms as are set forth on SCHEDULE I and/or such additional or modified terms as the Requisite Investors shall approve; PROVIDED, THAT if any such additional or modified terms affect any Investor in a manner that is different from and materially adverse to the effect on the other Investors (taking into account, among other things, the size of such Investor's investment), the Investor shall be required to approve such terms to the extent they apply to such Investor.

         2.5 EQUITY COMMITMENTS.

             2.5.1 Each Investor hereby affirms and agrees that Parent, acting at the direction of the Requisite Investors, shall be entitled to enforce the provisions of the Equity Commitment Letter attached hereto as EXHIBIT B. Parent shall not attempt to enforce the Equity Commitment Letter until Hidary has determined that the Closing Conditions have been satisfied or validly waived as permitted hereunder. Parent shall have no right to enforce the Equity Commitment Letter unless acting at the direction of Hidary and no other Investor shall have any right to enforce the Equity Commitment Letter.

             2.5.2 All securities issued by Parent and its subsidiaries at the Closing shall be issued to the Investors pro rata in class, series and amount proportionate to the relative

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


total amounts purchased and rolled-over by all Investors in accordance with each Investor's Commitment.

             2.5.3 Prior to the Closing, no Investor shall transfer, directly or indirectly, its obligations and rights under the Equity Commitment Letter, other than a transfer to one or more affiliated funds or affiliated entities (other than portfolio companies) or as approved by non-transferring Investors whose Commitments equal at least two-thirds of the aggregate amount of the Commitments of all the non-transferring Investors.

         2.6 TERMINATION FEE. Parent shall, and the Requisite Investors shall cause Parent to, arrange that any Termination Fee expense reimbursement paid by the Company or any of its affiliates pursuant to the Merger Agreement shall be promptly paid as directed by Parent to the Investors or their designees in proportion to their respective Commitments at the time of such termination, after first reimbursing Hidary for its out-of pocket expenses, including the reasonable fees, expenses and disbursements of financing sources, investment bankers, lawyers, accountants, consultants and other advisors retained by Hidary in connection with or related to the preparation, negotiation, execution or performance of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and shall make adequate provisions for any expenses which are to be borne by Parent or the Investors proportionately pursuant to SECTION 2.9.

         2.7 NOTICE OF CLOSING. Parent will use its reasonable best efforts to provide each Investor with at least 15 days prior notice of the Closing Date under the Merger Agreement; PROVIDED, that the failure to provide such notice will not relieve an Investor of its obligations under SECTION 2.5 of this Agreement. Any notices or correspondence received by Parent under, in connection with, or related to the Merger Agreement shall be promptly provided to each Investor at the address set forth in the Equity Commitment Letters, or any other address designated by such Investor in writing to Parent.

         2.8 EXPENSE SHARING. Each Investor agrees that it shall be responsible for its proportionate share of the out-of-pocket expenses incurred by Hidary, including the reasonable fees, expenses and disbursements of financing sources, investment bankers, lawyers, accountants, consultants and other advisors retained by Hidary and Parent. The obligations under this SECTION 2.8 shall exist whether or not the Merger is consummated and shall survive any termination of the other terms of this Agreement, to the extent that such fees and expenses are not paid by the Company or Parent. If the Merger is consummated, Hidary's out-of-pocket expenses described in this SECTION 2.8 shall be paid from the proceeds of the Financing, to the extent sufficient funds are available from such proceeds.

         2.9 REPRESENTATIONS AND WARRANTIES; COVENANT.

         (a) Each Investor hereby represents, warrants and covenants to the other Investors that none of the information supplied in writing by such Investor for inclusion or incorporation by reference in the Proxy Statement will cause a breach of the representations and warranties of Parent and Merger Sub set forth in SECTION 5.04 of the Merger Agreement. Each Investor hereby represents, warrants and covenants to the other Investors that it has not entered, and will not enter, into any agreement, arrangement or understanding with any other Investor, any other potential investor or acquiror or group of potential investors or acquirors or the Company with respect to the subject matter of this Agreement and the Merger Agreement, other than the agreements expressly contemplated by this Agreement and other than any debt financing agreements and arrangements between Affiliates of the Investors. Each Investor who is contributing Rollover Contribution Shares (as defined in such Investor's Equity Commitment Letter) hereby represents and warrants to the other Investors that it will not transfer, and will have at the Closing, the Rollover Contribution Shares.

         (b) Until this Agreement is terminated pursuant to SECTION 1.1, subject to SECTION 4.10, no Investor shall enter into any agreement, arrangement or understanding or have discussions with any other potential investor or acquiror or group of investors or acquirors or the Company or any of its representatives with respect to the subject matter of this Agreement and/or the Merger Agreement or any other similar transaction involving the Company without the prior approval of Hidary PROVIDED, THAT this SECTION 2.9(B) shall continue to apply to an Investor that is a Defaulting Investor for a period of one year following such release.

         2.10 ADDITIONAL INVESTORS; REDUCTION OF COMMITMENTS. Notwithstanding anything to the contrary in this Agreement, the Equity Commitment Letters or the Guarantees, Hidary shall have the right to cause Parent to enter into equity commitment letters with additional investors and to execute joinders to this Agreement with any such investors. Prior to the Closing, Hidary shall also have the right to reduce the amount of any Investor's cash equity Commitment (but not any Investor's rollover equity Commitment) by up to 50 percent, without the consent of such Investor.



3. DEFINITIONS. For purposes of this Agreement, the following terms shall have the following meanings:

         "COMMITMENTS" shall, for each Investor (or any other person providing an equity commitment letter to Parent), mean the amount of cash equity or the value of the Rollover Contribution Shares (based on the Merger Consideration) set forth in the Equity Commitment Letters delivered by such Investor or other person to Parent.

         "HIDARY" means The Hidary Group, LLC, a New York limited liability company.

         "REQUISITE INVESTORS" means Investors whose Commitments equal at least a majority of the aggregate amount of all Commitments.

4.       MISCELLANEOUS.

         4.1 AMENDMENT. This Agreement may be amended or modified and the provisions hereof may be waived, only by an agreement in writing signed by the Requisite Investors; PROVIDED, that no provision of this Agreement (excluding exhibits) may be amended in a manner that disproportionately materially adversely affects an Investor without such Investor's consent.

         4.2 SEVERABILITY. In the event that any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

        4.3 REMEDIES. The parties hereto agree that, except as provided herein, this Agreement shall be enforceable by all available remedies at law or in equity (including specific performance). If Parent determines to enforce the provisions of the Equity Commitment Letters in accordance with this Agreement, and Hidary is prepared to cause Parent to consummate the Merger in accordance with SECTION 2.2 of this Agreement and to fund the Commitments upon consummation of the Merger, as evidenced in writing to the other Investors (the Investors who are so prepared, the "CLOSING INVESTORS"), but one or more Investors fails to fund its Commitment or provides written notice that it will not fund its Commitment (each such Investor, a "DEFAULTING INVESTOR"), the parties agree that Parent, acting at the direction of the Closing Investors (which, pursuant to SECTION 2.1, must include Hidary), shall be entitled, at its discretion, to either (a) specific performance of the terms of this Agreement, whether before or after the Closing, together with any costs of enforcement incurred by the Closing Investors in seeking to enforce such remedy, (b) payment by the Defaulting Investors in an amount equal to the out-of-pocket damages incurred by such Closing Investors (including amounts paid under any such Investor's Guarantee) in an amount not to exceed such Defaulting Investor's Commitment, or
(c) such other remedies as may be available to Parent at law or in equity. If the Closing Investors determine to cause Parent to enforce the remedy described in the preceding sentence against any Defaulting Investor, they must do so against all Defaulting Investors and, prior to doing so, the Closing Investors must affirm their willingness to fund their Commitments. If Parent, acting at the direction of the Investors entitled to enforce this Agreement in respect of any provision hereof, elects to do so against another Investor, it must do so against any other Investor that has similarly failed to perform with respect to the same provision hereof. If there are multiple Defaulting Investors, each Defaulting Investor's portion of the total obligations hereunder shall be the amount equal to the product of (a) the amounts due from all Defaulting Investors hereunder multiplied by (b) a fraction of which the numerator is the amount of such Defaulting Investor's Commitment and the denominator is the sum of all Defaulting Investors' Commitments. In no event shall any Investor be liable under this Agreement in an amount that exceeds the amount of such Investor's Commitment less the amounts previously funded by such Investor pursuant to the Equity Commitment Letters and Guarantees, regardless of the form of action (including breach of warranty, breach of contract, tort, negligence, strict liability or statutory) or type of damages. If any Investor for any reason pays damages to the Company and/or Parent in an amount greater than the amount of its Commitment, to the extent that Parent receives any such amount, Parent shall promptly return to such Investor the amount received from such Investor in excess of its Commitment.

        4.4 NO RECOURSE. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Investors may be partnerships or limited liability companies, Parent and each Investor covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any former, current or future directors, officers, agents, affiliates, general or limited partners, members, managers or stockholders of any Investor or any former, current or future directors, officers, agents, affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, general or limited partner or member or manager of any Investor or of any partner, member, manager or affiliate thereof, as such, for any obligation of any Investor under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

         4.5 GOVERNING LAW; CONSENT TO JURISDICTION. This Agreement, and any disputes hereunder, shall be governed by, construed and enforced in accordance with the laws of the State of New York, without regard to principles of conflict of laws thereof. In addition, each party (a) irrevocably and unconditionally consents and submits to the personal jurisdiction of the state and federal courts of the United States of America located in the City and State of New York solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (c) waives any claim of improper venue or any claim that the courts of the City and State of New York are an inconvenient forum for any action, suit or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby, (d) agrees that it will not bring any action relating to this Agreement in any court other than the courts of the City and State of New York and (e) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in SECTION 10.02 of the Merger Agreement.

         4.6 WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY PROCEEDING, CONTROVERSY OR CLAIM WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

         4.7 EXERCISE OF RIGHTS AND REMEDIES. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later, nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

         4.8 OTHER AGREEMENTS; ASSIGNMENT. This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their Affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms. Except as provided herein, this Agreement shall not be assigned without the prior written consent of the parties hereto and any assignment without such consent shall be null and void.

         4.9 CONSULTATION. Each party shall keep the other parties informed of its expectations and intentions regarding the Merger and the transactions contemplated hereby and will notify the other parties hereto promptly of any changes therein. Each party shall promptly notify Parent of any contact or discussion with any other potential investor or acquirer or group of investors or acquirers or the Company or any of its Representatives (as defined below) with respect to the subject matter of this Agreement and/or the Merger Agreement or any other similar transaction involving the Company.

         4.10 CONFIDENTIALITY. Each party hereto agrees to, and shall cause its Affiliates, directors, officers, employees, agents, advisors and representatives (collectively, "REPRESENTATIVES") to, keep any information supplied by or on behalf of any of the other parties to this Agreement, confidential ("CONFIDENTIAL INFORMATION") and to use, and cause its Representatives to use, the Confidential Information only in connection with the Merger, the Merger Agreement and the transactions contemplated hereby and thereby; PROVIDED, HOWEVER, that the term "CONFIDENTIAL INFORMATION" does not include information that (a) as documented in writing, was in such party's possession prior to the date hereof; PROVIDED, that such information is not subject to another confidentiality agreement with or other obligation of secrecy to any person,
(b) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by such party or such party's Representatives, or (c) is or becomes available to such party on a non-confidential basis from a source other than any of the parties hereto or any of their respective Representatives; PROVIDED, that such source is not known by such party after reasonable inquiry to be bound by a confidentiality agreement with or other obligation of secrecy to any person; PROVIDED, FURTHER, however, that that nothing herein shall prevent any party hereto from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such party, (iii) to the extent required by Law,
(iv) to the extent necessary in connection with the exercise of any remedy hereunder, and (v) to such party's Representatives that need to know such information (it being understood and agreed that, in the case of clause (i), (ii) or (iii), such disclosing party shall notify the other parties hereto of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to obtain a protective order and to ensure that any information so disclosed is accorded confidential treatment, when and if available).

         4.11 INTERPRETATION. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein", "hereby" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

         4.12 PR COORDINATION. Each party hereto shall coordinate in good faith any and all press releases and other public relations matters with respect to the Merger, the Merger Agreement and the transactions contemplated hereby and thereby. Unless otherwise required by Law or the rules of any stock exchange or regulatory authority, no party hereto may issue any press release or otherwise make any public announcement or comment on the Merger, the Merger Agreement and the transactions contemplated hereby and thereby without prior consent of Hidary.

         4.13 NON-CIRCUMVENTION. Each party hereto agrees that it shall not indirectly accomplish or attempt to accomplish that which it is not permitted to accomplish directly under this Agreement.

         4.14 GENERAL. Nothing in this Agreement shall be deemed to constitute a partnership between any of the parties, nor constitute any party the agent of any other party for any purpose.

                            [Signature pages follow.]

         IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

                               HIDARY GROUP ACQUISITIONS, LLC
                               By: The Hidary Group LLC,
                                   its member




                               By: /s/ Jack D. Hidary
                                  --------------------------------------------
                                  Name: Jack D. Hidary
                                  Title: Managing Member

                               SENECA CAPITAL INVESTMENTS LLC

                               By: /s/ Bruce Rubin
                                  --------------------------------------------
                                  Name: Bruce Rubin
                                  Title: Chief Operating Officer

                               AQUAMARINE MASTER FUND, L.P.

                               By:   Aquamarine GP Ltd.,
                                     its general partner

                                     By:  /s/ Guy Spier
                                        ---------------------------------------
                                        Name: Guy Spier
                                        Title: Managing Member

                               BURLINGAME ASSET MANAGEMENT, LLC,
                               for itself and on behalf of its funds and managed accounts


                               By:  /s/ Blair E. Sanford
                                  --------------------------------------------
                                  Name: Blair E. Sanford
                                  Title: Managing Member

                               BOXING 2000 LLC


                               By:  /s/ Eli Gindy
                                  --------------------------------------------
                                  Name: Eli Gindy
                                  Title: Member

                               MIDDLEGATE SECURITIES LTD.


                               By:  /s/
                                  --------------------------------------------
                                  Name:
                                  Title:

                               CRYSTAL CAPITAL FUND MANAGEMENT, LLC


                               By:  /s/ Richard A. Meringolo
                                  --------------------------------------------
                                  Name: Richard A. Meringolo
                                  Title: Managing Director

                               THE HIDARY GROUP LLC


                               By:  /s/ Jack D. Hidary
                                  --------------------------------------------
                                  Name: Jack D. Hidary
                                  Title: Managing Member